SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

July 28, 2022

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces the results of the annual general meeting

PARTNER COMMUNICATIONS ANNOUNCES THE
RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Rosh Ha’ayin, Israel, July 28, 2022 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces the results of the Annual General Meeting of Shareholders (the "AGM”), that was held today, at Partner's offices in Rosh Ha'ayin, Israel.

The AGM resolutions with respect to the items set forth in the Company's proxy statement, dated June 22, 2022 and in the Complementary Notice, dated July 14, 2022, that were sent in connection with the AGM (the "Proxy Statement"), were as follows:

(1)
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's independent auditor for the period ending at the close of the next annual general meeting, and to authorize the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors, in accordance with the volume and nature of their services;

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

(2)
Discussion of the auditor’s remuneration for the year ended December 31, 2021, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2021;

No vote was required in connection with discussion of this item.

(3)	Discussion of the Company’s audited financial statements for the year ended December 31, 2021 and the report of the Board of Directors for such period;

No vote was required in connection with discussion of this item.

(4)
Approval of the re-election and appointment of the following five (5) directors to serve as directors on the Company’s Board of Directors until the close of the next annual general meeting: Ms. Anat Cohen-Specht, Mr. Gideon Kadusi, Mr. Shlomo Rodav, Mr. Doron Steiger and Mr. Shlomo Zohar;

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

(5)	Approval of the compensation terms of Mr. Shlomo Rodav and Mr. Doron Steiger as directors, including the grant of Indemnification and Release Letters;

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

(6)
 Approval of the terms of office and employment of the CEO of the Company, Mr. Avi Gabbay including a special bonus for the year 2022 and the grant of an Indemnification and Release Letter, but excluding the annual cash bonus and equity incentive.

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

For further information concerning the resolutions, please refer to the Proxy Statement at: https://maya.tase.co.il/reports/details/1360402/2/0   or the report on Form 6-K at: https://www.sec.gov/Archives/edgar/data/0001096691/000117891322002657/zk2228131.htm

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972-54-781-4951	Amir Adar Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Deputy CEO & Chief Financial Officer

Dated: July 28, 2022